UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 0-8084

SAVINGS PLAN OF THE CONNECTICUT WATER
COMPANY

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company

Financial Statements and Supplemental Schedule
To Accompany 2004 Form 5500
Annual Report of Employee Benefit Plan
Under ERISA of 1974
December 31, 2004 and 2003

Savings Plan of the Connecticut Water Company

Index
December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–8

Supplemental Schedule

Schedule H — Item 4(i) — Schedule of Assets Held for Investment Purposes	9
EX-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Savings Plan of The Connecticut Water Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of The Connecticut Water Company (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts

June 24, 2005

Savings Plan of the Connecticut Water Company

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003

Assets
Investments, at fair value
Mutual funds	$7,063,667	$5,049,406
Connecticut Water Service, Inc. common stock	922,355	928,164
Collective investment trust	967,868	1,505,542
Participant loan accounts	288,464	209,901
Cash and cash equivalents	70,168	62,130

Total investments	9,312,522	7,755,143

Receivables
Employee contributions	23,932	—
Employer contributions	56,888	—
Due from brokers	35,000	—

Total assets	9,428,342	7,755,143

Liabilities
Due to brokers	(43,959)	—

Net assets available for benefits	$9,384,383	$7,755,143

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions
Interest	$23,274	$29,836
Dividends	119,017	59,271
Net appreciation in fair value of investments	623,816	1,062,822
Employee contributions (including rollover contributions)	838,521	709,040
Employer contributions	223,682	163,237

Total additions	1,828,310	2,024,206

Deductions
Distributions to participants	196,750	115,247
Administrative expenses	2,320	1,920

Total deductions	199,070	117,167

Net increase	1,629,240	1,907,039
Net assets available for benefits, beginning of year	7,755,143	5,848,104

Net assets available for benefits, end of year	$9,384,383	$7,755,143

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company

Notes to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

1.	Description of the Plan

The following description of the Savings Plan (the “Plan”) of The Connecticut Water Company (the “Company”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc. The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date. The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan. Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

Riggs Bank was Trustee from June 1, 2002 through September 9, 2004 and Wachovia Bank was Trustee from September 10, 2004 through December 31, 2004. WYSTAR Global Retirement Solutions, a subsidiary of Wachovia Bank, is the Plan’s recordkeeper.

The Plan includes the following provisions, as described below:

(a)	The Company match is 50% of each participant’s employee salary contribution not to exceed 4% of compensation.

(b)	The Plan includes a profit sharing contribution of up to 1% of compensation linked to successful completion of specific strategic initiatives. Profit sharing contributions have additional requirements and restrictions. Contributions of approximately $51,000 and $0 were made for Plan years 2004 and 2003, respectively.

(c)	Deferrals are made on a pre-tax basis of between 1% and 15% maximum for all employees.

(d)	New employees are eligible to enroll in the Plan after six months and at least 1,000 hours worked.

(e)	Participants are eligible to receive Company matching contributions upon plan enrollment.

Once eligible, employees can elect to enter into a written salary deferral agreement. Participant loans and hardship withdrawals are permitted. Changes in deferrals are allowed quarterly.

Participants may borrow at least $1,000 and the lesser of $50,000 or 50% of the vested amount of their accounts, excluding their interest in Connecticut Water Service, Inc. common stock, at a rate of interest of prime rate plus 1.0%. Loans must be repaid within five years, or before attaining age 65, whichever is shorter. Loans to purchase a principal residence may be repaid within fifteen years.

Upon retirement, termination of employment, total disability, or death, the entire accumulated amount of the account is paid in cash in one lump sum amount.

A participant is fully vested at all times in the accrued balance of his or her account.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

On a daily basis, the Trustee determines the total net earnings of each investment fund and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in the investment fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in Connecticut Water Service, Inc. common stock are considered party-in-interest transactions. Moreover, the Plan’s investment options include funds managed by affiliates of the Trustees.

Administrative Expenses

Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the plan administrator directs the Trustee to pay these expenses utilizing plan assets. During 2004 and 2003, other administrative expenses of $2,320 and $1,920, respectively, were paid out of plan assets.

Valuation of Investments

The investments in the accompanying statements of net assets available for plan benefits are stated at fair value. Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices. The Plan participates in certain collective investment trusts. Investment units for these trusts are valued at the year end market value of the underlying securities of that trust. Mutual funds are reported at net asset value.

Savings Plan of the Connecticut Water Company

Notes to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the accompanying financial statements and supplemental schedules.

Payments of Benefits

Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed participant’s life expectancy, or paid out commencing at age 70-1/2. Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary. A retired participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout. Subject to certain restrictions, distributions to Participants under other circumstances are made in the form of lump-sum payments.

3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts. The fair market value of investments that represent 5% or more of the Plan’s total net assets as of December 31, 2004 and 2003 are as follows:

2004
Connecticut Water Service, Inc. common stock	$922,355
The Growth Fund of America	880,614
Euro Pacific Growth Fund	1,007,331
Washington Mutual Investors Fund	1,629,045
American Balanced Fund	536,133
UBS Stable Value Fund	967,868
Vanguard 500 Index	694,032
PIMCO Total Return Fund	941,412
Artisan Small Cap	878,036

2003
Connecticut Water Service, Inc. common stock	$928,164
PIMCO Total Return Fund	827,836
Paine Webber Trust Company Stable Value Fund	1,014,257
Washington Mutual Investors Fund	849,312
Oppenheimer Quest Opportunity Value Fund	662,346
Massachusetts Investors Growth Stock Fund	714,112
EuroPacific Growth Fund	706,356
Dreyfus Founders Discovery Fund	697,203
Pain Webber Stock Market Index Fund	491,285

Savings Plan of the Connecticut Water Company

Notes to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value, net of depreciation, by $623,816 and $1,062,822, respectively, as follows:

	2004	2003

Mutual Funds	$610,231	$845,910
Common stock	(9,793)	113,260
Collective investment trust	23,378	103,652

	$623,816	$1,062,822

4.	Employer Contribution

Employer match contributions are deposited into participants’ accounts based on the participant elected allocations.

5.	Tax Status

The Plan obtained its latest determination letter on May 2, 1997, and its latest determination letter on March 22, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).

6.	Plan Termination

The Company may, for any reason and at any time, terminate the Plan, in part or in whole. Upon termination of the Plan, the plan administrator will make final allocations to all accounts, and then will distribute account balances in lump sum cash amounts. The Company has no intention to terminate the Plan at this time.

Savings Plan of the Connecticut Water Company

Notes to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

7.	Reconciliation of Financial Statements to Form 5500

There were no differences between the net assets available for plan benefits per the financial statements and the Form 5500 as of and for the year ended December 31, 2004. The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of and for the year ended December 31, 2003:

2003
Net assets available for plan benefits per financial statements	$7,755,143
Receivable – employee contributions	—
Receivable – employer contributions	—

Net assets available for benefits per Form 5500	$7,755,143

Employee contributions per financial statements	$709,040
Less: change in receivable – employee contribution	12,724

Employee contributions per Form 5500	$721,764

Employer deferral contributions per financial statements	$163,237
Less: change in receivable – employer contribution	33,185

Employer deferral contributions per Form 5500	$196,422

Savings Plan of the Connecticut Water Company

Schedule H – Item 4(i) – Schedule of Assets Held for Investment Purposes
December 31, 2004

	Description of
	Investment Including
	Maturity Date, Rate of
Identity of Issue, Borrower,	Interest, Collateral, Par	Current
Lessor, or Similar Party	or Maturity Value	Value
Mutual Funds
American EuroPacific Growth Fund	28,272	$1,007,331
American Balanced Fund	29,785	536,133
Artisan Small Cap Fund	52,389	878,036
Franklin Balance Sheet Investment Fund	7,195	419,195
The Growth Fund of America	32,163	880,614
Vanguard 500 Index Fund	6,217	694,032
Vanguard Value Index Fund	1,747	37,294
Vanguard Small Cap Index Fund	1,513	40,575
American Washington Mutual Investors Fund	52,925	1,629,045
PIMCO Total Return Fund	84,724	941,412

Total mutual funds		7,063,667

Common Stock
* Connecticut Water Service, Inc. common stock	56,073	922,355
Collective Investment Trust
UBS Stable Value Fund	59,885	967,868
Cash Management Assets
Federated Auto Cash Management Trust	368	368
Cash		69,800
* Participant Loans	Interest rates ranging
	from 5.00% to 9.50%,
	maturing between 2005
	and 2010	288,464

Total investments		$9,312,522

*	Indicates a party-in-interest

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER
COMPANY

Date: July 14, 2005	By:	/s/ David C. Benoit

	Name:	David C. Benoit
	Title:	Vice President and Chief Financial Officer, The Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP